EXHIBIT 99.2

SHARPLINK GAMING LTD.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board of Directors”) of SharpLink Gaming Ltd. (“we,” “us,” “SharpLink” or the “Company”), to be voted at the Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 4:00 PM Central Time on Thursday, September 8, 2022 at the Company’s corporate headquarters, located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, USA, and thereafter as it may be adjourned or postponed from time to time.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) the reelection of Joe Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering as members of the Board of Directors for a term expiring at our 2023 Annual General Meeting of Shareholders and until their successors are elected and qualified; (2) the ratification and approval of the appointment of RSM US LLP, registered public accountants, as our Company’s independent registered public accountants for the year ending December 31, 2022 and the authorization of our Board of Directors to fix such independent public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Company’s audit committee (the “Audit Committee”); (3) the approval of the updated directors and officers compensation policy; (4) the approval of the annual bonus terms, special bonus and equity compensation to Rob Phythian, the Company’s Chief Executive Officer; (5) the approval of option grants to the Company’s Chairman of the Board and another Board member, (6) the approval of the amendment to the SharpLink Gaming Ltd. 2021 Equity Incentive Plan (the “2021 Plan”) and (7) to transact any other business properly coming before the Meeting. In addition, the auditor’s report and our consolidated financial statements for the year ended December 31, 2021 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to voice on such matters in accordance with the judgement of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each director and the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, nominal value NIS 0.06 per share (“Ordinary Shares”) as of the close of business on August 3, 2022, are entitled to notice of, and to vote in person or by proxy, at the Meeting or any adjournments or postponements thereof. As of July 28, 2022, there are 22,361,881 outstanding Ordinary Shares. Pursuant to the terms of Article 7.2.4 of our current Articles of Association (the “Articles”), holders of our Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred”) are also entitled to vote on all matters submitted to a vote of our Ordinary Shares (on an as-converted basis, but with respect to any shareholder only up to the number of votes equal to the number of Ordinary Shares into which the Series A-1 Preferred shares would be convertible pursuant to the Beneficial Ownership Limitation, which is defined in our Articles as 9.99% of the number of our Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Series A-1 Preferred shares held by the applicable shareholder). Therefore, as of July 28, 2022, the number of Ordinary Shares outstanding on an as-converted basis, subject to the Beneficial Ownership Limitation, is 22,419,909 and references in this proxy statement to Ordinary Shares present or voting at the Meeting and to the majority required will be based on the Ordinary Shares, on an as-converted basis, subject to the Beneficial Ownership Limitation. For more information, see “Security Ownership of Certain Beneficial Owners and Management” below.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. The proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Minneapolis, Minnesota at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation) voted at the Meeting.

●	Voting by Internet. You can also choose to vote on the Internet by going to www.proxyvote.com. You will need your Control Number, which can be found on your proxy card. Use the Internet to transmit your vote up until 11:59 p.m., Eastern Daylight Saving Time, on September 7, 2022.

●	Voting by Telephone. You can vote by calling 1-800-690-6903. You will need your Control Number, which can be found on your proxy card. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., Eastern Daylight Saving Time, on September 7, 2022.

Change or Revocation of Proxy

If you are a registered shareholder, your proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by timely submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

        A quorum of shareholders is necessary to transact business at the Meeting. The presence of two or more shareholders holding in the aggregate more than 25% of the total voting powers attached to our Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation applicable to holders of our Series A-1 Preferred shares), represented in person or by proxy at the Meeting, will constitute a quorum. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. Such shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares. A broker non-vote will also be used for the purpose of establishing a quorum but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

The approval of the election of the directors under Item 1 and the proposals set forth in Items 2 through 6 require the affirmative vote of holders of at least a majority of the Ordinary Shares, on an as-converted basis, subject to the Beneficial Ownership Limitation, represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter presented for passage. In addition, the approval of the proposals set forth in Items 3 and 4 requires a special majority as described in the proxy statement.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual General Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission (“SEC”), concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary

SharpLink Gaming Ltd.

333 Washington Avenue North

Suite 104

Minneapolis, Minnesota 55401, USA

Our corporate secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of July 28, 2022 regarding the beneficial ownership by our management and all shareholders known to us to own beneficially more than 5% of our Ordinary Shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares (2)
Principal Shareholders
SportsHub Games Network, Inc.	8,893,803	38.3%
Alpha Capital Anstalt(3)	2,301,487	9.9%
Executive Officers
Rob Phythian, CEO	146,870	*
Chris Nicholas, COO	146,870	*
Brian Bennett, CFO	—	—
Non-Employee Directors
Paul Abdo	130,704	*
Joe Housman	134,380	*
Tom Doering	—	*
Scott Pollei	—	*
Adrienne Anderson	—	*
All director and executive officers as a group	558,824	2.4%

* indicates less than 1%.

1 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2 Percentages are calculated based on 22,361,881 Ordinary Shares currently issued and outstanding less 900 Ordinary Shares held as treasury stock, in addition to 886,359 Ordinary Shares issuable to Alpha Capital Anstalt (“Alpha Capital”) upon exercise or conversion of prefunded warrants or preferred shares giving effect to the Beneficial Ownership Limitation.

3 Beneficial ownership reflects the maximum number of Ordinary Shares that may be acquired by Alpha Capital pursuant to the Beneficial Ownership Limitation. Pursuant to the Company’s records, Alpha owns up to 2,301,487 Ordinary Shares, 58,028 Preferred A-1 Shares, 124,810 Preferred B Shares, prefunded warrants to purchase 367,233 Ordinary Shares at an exercise price of $0.01 per share, and regular warrants to purchase 2,666,667 Ordinary Shares at an exercise price of $4.50 per share.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2021, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on May 16, 2022 (the “2021 Annual Report”).

I.       RE-ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our Articles provide that, unless otherwise prescribed by a resolution adopted at a general meeting, the Board of Directors shall consist of not less than four (4) nor more than twelve (12) directors [including the outside directors appointed as required under the Israeli Companies Law, 1999 (the “Israeli Companies Law”)].

Our Board of Directors consists of seven members, four of which are independent directors for NASDAQ corporate governance purposes. Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law). Ms. Adrienne Anderson and Mr. Scott Pollei were elected as the outside directors for the initial three-year term upon the closing of the merger of the Company’s U.S. subsidiary with SharpLink, Inc. (the “SharpLink Merger”) in July 2021.

Messrs. Housman, Phythian, Nicholas, Abdo and Doering were initially appointed as our Board members on July 26, 2021, concurrently with the consummation of the SharpLink Merger and were reappointed as Board members at our annual meeting of shareholders held in December 2021.

At the Meeting, shareholders are being asked to re-elect Messrs. Joseph Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering, to hold office until our 2023 Annual General Meeting of Shareholders and until their successors are elected and qualified.

We have elected, pursuant to NASDAQ Stock Market Rule 5615(a)(3), not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by the Board of Directors for election by our shareholders. All director nominees submitted written declarations as required under the Israeli Companies Law. Such declarations are available for review at our registered office.

For information concerning the terms of service of the director nominees and their terms of employment as our officers, as applicable, see “Item 6. Directors, Senior Management and Employees” under “Compensation” and “Board Practices” in our 2021 Annual Report. For information concerning proposed bonuses and option grant to Mr. Phythian, who also acts as our CEO, see Item 4 below. For information concerning proposed option grants to Messrs. Housman and Abdo see Item 5 below.

Set forth below is information about Mr. Housman, Mr. Phythian, Mr. Nicholas, Mr. Abdo and Mr. Doering, including age, position(s) held with our Company, principal occupation, business history and other directorships held.

Nominees for Reelection as Directors

Joe Housman: Mr. Housman, age 40, has served as the Chairman of our Board of Directors since July 2021 and has served on the board of directors of SharpLink, Inc. since its inception in February 2019. Since 2014, Mr. Housman has served as Vice President for Hays Companies | Brown & Brown Insurance, a national insurance brokerage firm, where he works with clients on risk management solutions with an emphasis on private equity and M&A transactions. Prior to Hays Companies, Mr. Housman was employed at Deloitte from 2004 to 2014 in the firm’s private company tax group. Mr. Housman also serves as a director of several private company businesses, working closely with the management teams on strategic growth and management initiatives, as well as advising and negotiating on acquisitions, operations, and dispositions of private company investments. Mr. Housman was also a director of SportsHub from 2015 through September 2021 when he resigned. He is a CPA (inactive) in the state of Minnesota and earned his B.A. in Accounting from Saint John’s University (Minnesota).

Rob Phythian: Mr. Phythian, age 57, has acted as our Chief Executive Officer and director since July 2021 and is currently President and Chief Executive Officer of SharpLink, Inc., a position he has held since he co-founded SharpLink, Inc. in February 2019. From 2015 to 2021, Mr.Phythian was Chief Executive Officer and a director of SportsHub Games Network, Inc. (“SportsHub”), a fantasy sports consolidation and daily game operator. Mr. Phythian resigned from his position as Chief Executive Officer in June 2021, and he also resigned his position as a director of SportsHub in September 2021. Before SportsHub, Mr. Phythian was co-founder and CEO of SportsData, where he was responsible for corporate operations, business development and strategic partnerships. Mr. Phythian was CEO of SportsData from 2010 until 2013, when SportsData was sold to international data company Sportradar AG (“Sportsradar”). Mr. Phythian stayed with Sportsradar until August 2015, working on key league and customer relationships including Google, Turner Sports, NBC, CBS and the NFL. Prior to Sportradar, Mr. Phythian founded Fanball.com, which was sold to FUN Technologies, a publicly-traded company. Mr. Phythian earned a bachelor’s degree in Business Administration from the University of St. Thomas (Minnesota).

Chris Nicholas: Mr. Nicholas, age 53, has acted as our Chief Operating Officer and director since July 2021 and is currently also the Chief Operating Officer of SharpLink, Inc., a position he has held since SharpLink, Inc. was founded in February 2019. Prior to SharpLink, Inc., Mr. Nicholas was Chief Operating Officer and a director of SportsHub, from 2016 to 2019, and continued providing services to SportsHub on a limited part-time basis until June 1, 2021. Mr. Nicholas resigned his position as a director of SportsHub in September 2021. Prior to SportsHub, he was the Founder and CEO of Sports Technologies, Inc (“Sports Technologies”), which SportsHub purchased in 2016. Prior to Sports Technologies, Mr. Nicholas spent ten years at ESPN.com, most recently as Executive Producer, where he was responsible for the Fantasy Sports and ESPN Insider businesses. Mr. Nicholas began his career in 1994 at Starwave Corporation, an internet media company that was the first to put sports news, information and fantasy games on the Internet. Mr. Nicholas earned his B.A. from Dartmouth College.

Paul J. Abdo: Mr. Abdo, age 52, has served on our Board of Directors since July 2021. Mr. Abdo is the CEO of Abdo Publishing, a world-wide educational publisher of print and digital content for schools. Prior to becoming CEO in 2015, Mr. Abdo worked in several different facets of the company including editorial, marketing, and international sales, starting and leading several divisions in the company including Spotlight Books, EPIC Press, and Essential Library. Mr. Abdo also serves on the board of the parent company, Abdo Consulting Group Inc. (ACGI), which has holdings in publishing, finance, real estate, and gaming. Mr. Abdo is also on the board of BankVista, a community bank with several branches in Minnesota. He obtained his bachelor’s and M.A. degrees in English from Minnesota State University, Mankato.

Tom Doering: Mr. Doering, age 56, has served on our Board of Directors since July 2021. Mr. Doering is an experienced business leader, technology investor and strategic advisor. Since 2006, he has served on the boards of directors and as an advisor for multiple privately-held companies in the technology, fantasy sports, consumer services, travel and non-profit industries. In 2008, he co-founded and served on the board of directors of LeagueSafe, a premier fantasy sports league management company that was acquired by Sports Hub Game Network in 2016. Prior to LeagueSafe, Mr. Doering Co-Founded E-Travel Experts (ETX) in 1998 and served as CEO until it was acquired in 2004 by Affiliated Computer Services. ETX was a provider of technology enabled solutions as well as fraud prevention, ticketing, accounting and back-office operations to the then-emerging Internet travel industry.

The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

Unless marked otherwise, proxies received will be voted FOR the election of each of the nominees for directors named above.

II. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 2 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the appointment of RSM US LLP, registered public accountants, as our independent registered public accountants for the year ending December 31, 2022, pursuant to the recommendation of our Audit Committee and Board of Directors.

Our Audit Committee and Board of Directors discussed the appointment of RSM US LLP as our auditors and noted that as a result of RSM US LLP’s familiarity with our operations and reputation in the auditing field, they believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to fix the compensation of our independent registered public accountants in accordance with the volume and nature of their services or to delegate such authority to our Audit Committee.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of RSM US LLP, registered public accountants, as our Company’s independent registered public accountants for the year ending December 31, 2022, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Unless marked otherwise, proxies received will be voted FOR Proposal 2.

If the appointment of RSM US LLP is not approved by our shareholders, we will hold another shareholders meeting to re-propose the appointment of RSM US LLP, or we shall propose a new independent registered public accounting firm for the Company.

III. APPROVAL OF UPDATED DIRECTORS AND OFFICERS COMPENSATION POLICY

(Item 3 on the Proxy Card)

Background

The Israeli Companies Law requires that a public company, such as the Company, adopt and implement a compensation policy with respect to the terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or, together, Terms of Service and Employment, of its “office holders.” The Israeli Companies Law provides that the compensation policy should be approved by the board of directors, after taking into consideration the recommendation of the compensation committee. The Israeli Companies Law further provides for the approval of the compensation policy by the Company’s shareholders with the “special majority” requirement set forth below.

Our current compensation policy was most recently approved by our shareholders on July 21, 2021.

General

Our Compensation Committee and Board of Directors reviewed the current compensation policy and the Company’s needs, including the Company’s long-term goals and the tools the Company has in its disposal to assist it in retention of office holders and in hiring or recruiting new office holders. In light of the changes in the market and the Company’s retention needs, the Compensation Committee recommended the approval and our Board of Directors approved and recommended the approval of an updated directors and officers compensation policy (the “Updated Compensation Policy”) for a period of three years commencing on the meeting date. The main amendments implemented in the updated Compensation Policy are as follows:

●	To revise the ratio and cap of components of compensation (fixed, variable and equity based) to be reflected in number of monthly salaries and to clarify the method of calculation of the value of such components, specifically the equity-based compensation.

●	To amend the payment process of the bonus pursuant to an annual bonus plan so that the annual bonus amount should be paid based on the bonus plan in reliance on annual financial measures reported to the Board of Directors together with the approval of the Company’s annual financial statement. The bonus shall be paid together with the officer’s first salary after the Board of Directors’ approval of the annual financial statements. In the event a bonus plan for a period exceeding one year is adopted, the bonus plan may include different payment terms. The bonus amount that should be paid based on the bonus plan in reliance on implementation, promotion or achievement of pre-determined planned projects, targets or milestones may be paid upon successful completion of the specified task. Timing of the payment will be at the discretion of the Compensation Committee and Board of Directors, but will be no later than the payment for achievement of annual financial measures.

●	To enable payment of a special bonus in addition to or in lieu of bonuses based on annual bonus plans, subject to the limitations set forth in the Updated Compensation Policy.

The foregoing description of the main proposed amendments does not purport to be a complete review of the amendments to our current compensation policy and their language and is qualified in its entirety by reference to the full text of the Updated Compensation Policy and proposed amendments set forth in Annex A. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Updated Compensation Policy or (ii) the total number of shares voted against the Updated Compensation Policy by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, alone or together with others, one half or more of the “means of control” in the company. Due to, among other factors, its significant ownership and voting percentage of SportsHub, SportsHub may be deemed to be our “controlling shareholder.” Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the approval of the Updated Compensation Policy. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.

In the event this proposal is not approved by our shareholders our current compensation policy will remain in effect until July 21, 2024. In addition, our Board of Directors may still approve the Updated Compensation Policy following additional discussion by our Compensation Committee and Board of Directors and subject to specific requirements under the Israeli Companies Law and if they do not resolve to approve the Updated Compensation Policy, our current compensation policy will remain in effect for a three year period commencing upon its approval by our shareholders.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Updated Compensation Policy attached to the proxy statement as Annex A.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Unless marked otherwise, proxies received that include an indication as set forth under “Required Vote” above will be voted FOR Proposal 3.

IV. APPROVAL OF ANNUAL BONUS TERMS, SPECIAL BONUS AND EQUITY COMPENSATION OF ROB PHYTHIAN, THE COMPANY’S CEO

(Item 4 on the Proxy Card)

Background

The Israeli Companies Law requires that the terms of employment of our Chief Executive Officer (“CEO), be approved by our Compensation Committee, Board of Directors and shareholders, except in the limited circumstances set forth in the Israeli Companies Law.

Mr. Phythian has served as our Chief Executive Officer since July 2021 pursuant to an Employment Agreement, effective July 26, 2021, by and between Mr. Phythian and SharpLink, Inc., our wholly owned subsidiary. Mr. Phythian’s terms of employment were initially approved by our shareholders on July 21, 2021 and are described in Item 6. Directors, Senior Management and Employees – B. Compensation” of our 2021 Annual Report.

Our Compensation Committee and Board of Directors approved an update to the bonus terms of Mr. Phythian and an option grant to Mr. Phythian, recommend that our shareholders approve the proposed bonus terms and option grant to Mr. Phythian, and believe such resolution is for the benefit of the Company.

General

When discussing the proposed bonus terms of, and option grant to, Mr. Phythian, our Compensation Committee and Board of Directors considered, among other things: (a) Mr. Phythian’s qualifications and expertise, including his track record and knowledge of the industries in which the Company is active; (b) Mr. Phythian’s expected contribution to the growth of the Company’s business; (c) the ratio between the cost of Mr. Phythian’s terms of employment to the cost of employment of the other employees of the Company, specifically to the average and median cost of employment of the other employees of the Company; and (d) the compliance of the proposed terms of employment with the current compensation policy and the proposed Updated Compensation Policy for directors and officers, presented for approval at the Meeting as set forth under Item 3 above.

Our Compensation Committee and Board of Directors propose approving the following:

●	Annual Bonus: Mr. Phythian may be eligible to receive a bonus based on annual bonus plans that will be approved by the Compensation Committee and Board of Directors and will provide for payment of an aggregate bonus of up to 10 monthly base salaries (currently $250,000) (the “Annual Bonus”). The Annual Bonus will consist of: (i) a discretionary bonus based on the overall satisfaction from the CEO’s performance, including the criteria set forth in the compensation policy, in an amount of up to 3 monthly base salaries, which will be determined by the Compensation Committee and Board of Directors, and (ii) the remainder, which will be based on one or more of the measurable criteria set forth in the Company’s compensation policy, with such targets and weights as determined by the Compensation Committee and Board of Directors, based on the Company’s long-term goals and budget. . The Bonus earned, if any, shall be payable in accordance with the Company’s Updated Compensation Policy found at Annex A.

●	Special Bonus: Mr. Phythian will receive a one-time special bonus of $68,000 (the “Special Bonus”) due to his special contribution to the successful execution and consummation of an approximately $10 million round of financing with an institutional investor during November 2021.

●	Option Grant: Mr. Phythian will be granted options to acquire 450,000 Ordinary Shares (the “Option Grant”), under our 2021 Plan, constituting approximately 1.6% of the outstanding share capital of the Company calculated on a fully-diluted basis. One-third of the option will vest and be exercisable on the first anniversary of the grant date (which will be the date of the Meeting), one-third of the option will vest and be exercisable on the second anniversary of the grant date and one-third of the option will vest and be exercisable on the third anniversary of the grant date, subject in all cases to Mr. Phythian’s continued services to the Company. The exercise price per share of the option will be equal to the closing sale price of our Ordinary Shares on the Nasdaq Capital Market on the date of grant (the Meeting date). The option will expire on the tenth anniversary of the date of grant.

Mr. Phythian will not be entitled to any additional remuneration for his services as a director of the Company.

Our Compensation Committee and Board of Directors determined that: (i) the Option Grant is in accordance with both our current compensation policy and the proposed Updated Compensation Policy, (ii) the Annual Bonus is not in accordance with our current compensation policy (mainly due to the division between the discretionary portion of the bonus and the measurable criteria bonus and the payment terms) but is in accordance with the proposed Updated Compensation Policy and (iii) the Special Bonus is not in accordance with our current compensation policy or the Updated Compensation Policy as it exceeds the discretionary bonus permitted under the policies. Under the Israeli Companies Law, we may provide officers, including our CEO, with terms of employment that are not in accordance with the compensation policy in special cases, and subject to the Compensation Committee and Board of Directors consideration of issues and matters required by the Israeli Companies Law to be taken into consideration when preparing a compensation policy and further subject to the approval of the terms by our shareholders by the special majority set forth below under “Required Vote.”

In deliberating the Annual Bonus and the Special Bonus proposed, our Compensation Committee and Board of Directors considered the following: (i) the deviations between the proposed Annual Bonus and the current compensation policy are not material and represent a non-significant deviation from the permitted ratio between the discretionary bonus and the measurable criteria bonus and a technical change in the payment terms, (ii) the Special Bonus represents compensation for a significant achievement of the CEO, enabling the Company to raise a substantial amount that was used in part for a strategic acquisition in December 31, 2021, which justifies the deviation from the compensation policy, and (iii) the overall past and expected future contribution of Mr. Phythian to the Company’s operations and performance, including attaining the Company’s long-term goals.

Required Vote

Pursuant to the Israeli Companies Law, the terms of employment of our Chief Executive Officer, whether or not they are in accordance with the compensation policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For more information concerning “controlling shareholders” and “personal interest” see Item 3 above, under “Required Vote.”

In the event this proposal is not approved by our shareholders, our Compensation Committee and Board of Directors may still approve the proposed compensation, or any portions thereof, subject to specific requirements under the Israeli Companies Law. In the event the Updated Compensation Policy is not approved we may still provide the proposed terms of employment to Mr. Phythian because, as noted above, the shareholder majority required in connection with the terms of employment of a chief executive officer is the same whether the proposed terms are in accordance with the compensation policy or not.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the annual bonus terms, special bonus and equity compensation of Mr. Rob Phythian as set forth in the proxy statement, be and hereby are ratified and approved, and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Unless marked otherwise, proxies received that include an indication as set forth under “Required Vote” above will be voted FOR Proposal 4.

V. APPROVAL OF OPTION GRANTS TO THE COMPANY’S CHAIRMAN OF THE BOARD AND DIRECTOR

(Item 5 on the Proxy Card)

General

The Israeli Companies Law requires that the terms of service of board members, be approved by our Compensation Committee, Board of Directors and by our shareholders.

Mr. Housman serves as our Chairman of the Board and Mr. Abdo serves as our Board member, both since the closing of the SharpLink Merger. For more information about Messrs. Housman and Abdo, see Item 1 above. The terms of service of Messrs. Housman and Abdo were initially approved by our shareholders on July 21, 2021 and are described in Item 6. Directors, Senior Management and Employees – B. Compensation” of our 2021 Annual Report.

Our Compensation Committee and Board of Directors approved option grants to Messrs. Housman and Abdo as described below, recommend that our shareholders approve the proposed option grants, and believe such resolution is for the benefit of the Company. Our Compensation Committee and Board of Directors further determined that the proposed option grants are in accordance with our current compensation policy and the Updated Compensation Policy, proposed to be adopted under Item 3 above.

General

When discussing the proposed option grants to Messrs. Housman and Abdo, our Compensation Committee and Board of Directors considered, among other things: (a) Mr. Housman’s and Mr. Abdo’s qualifications and expertise, including their track record and knowledge of the industries in which the Company is active and their expected contribution to the growth of the Company’s business.

Our Compensation Committee and Board of Directors propose to approve that each of Messrs. Housman and Abdo will receive a grant of options to acquire 33,500 Ordinary Shares, under our 2021 Plan, constituting approximately 0.12% of the outstanding share capital of the Company calculated on a fully-diluted basis. The option will vest and be exercisable on the first anniversary of the grant date (which will be the date of the Meeting) , subject to the option holder’s continued services to the Company . The exercise price per share of the option will be equal to the closing sale price of our Ordinary Shares on the Nasdaq Capital Market on the date of grant (the Meeting date). The options will expire on the tenth anniversary of the date of grant.

Required Vote

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the terms of service of members of the Board of Directors to the extent such terms are in accordance with the company’s compensation policy.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve option grants to Messrs. Housman and Abdo as described in the proxy statement and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Unless marked otherwise, proxies received that include an indication as set forth under “Required Vote” above will be voted FOR Proposal 5.

VI. APPROVAL OF AMENDMENT TO THE SHARPLINK GAMING LTD.

2021 EQUITY INCENTIVE PLAN

(Item 6 on the Proxy Card)

At our annual general meeting held on July 21, 2021, our shareholders approved our 2021 Plan, under which up to 4,673,264 Ordinary Shares could be issued (subject to standard adjustments) to employees, officers and non-employee directors of us and our affiliates. On July 26, 2021, in connection with the closing of the SharpLink Merger, the Company completed a 1-for-2 reverse stock split of its Ordinary Shares. As a result, 2,336,632 Ordinary Shares are issuable under the 2021 Plan. Ordinary Shares subject to awards granted under the 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the 2021 Plan. At July 27, 2022, grants involving 1,292,749 Ordinary Shares were outstanding under the 2021 Plan, exercisable at a weighted average exercise price of $1.39 per share, and 1,043,883 Ordinary Shares are available for future grants under the 2021 Plan.

Our Board of Directors determined to increase the number of Ordinary Shares issuable under the 2021 Plan by an additional 3,100,000 Ordinary Shares, so that we will be entitled to issue up to 5,436,632 Ordinary Shares under the 2021 Plan.

What Happens If Shareholders Do Not Approve This Proposal?

If the Shareholders do not approve this proposal, there will only be 1,043,883 Ordinary Shares available under our 2021 Plan which may not be sufficient for us to issue stock options or other equity incentive awards to officers, directors, employees, and other service providers to incentivize their work for SharpLink.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to increase the number of Ordinary Shares issuable under the Company’s 2021 Plan by an additional 3,100,000 Ordinary Shares, so that the Company will be entitled to issue up to 5,436,632 Ordinary Shares under the 2021 Plan.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Unless marked otherwise, proxies received will be voted FOR Proposal 5.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2021 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

Our 2021 Annual Report, which included the auditor’s report and consolidated financial statements for the year ended December 31, 2021, is available on our website at www.sharplink.com or through the EDGAR website of the SEC at www.sec.gov. None of the auditor’s report, consolidated financial statements, the 2021 Annual Report or the contents of our website form part of the proxy solicitation material.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our Company who intend to present proposals at the Meeting must submit their proposals in writing to us at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, attention: CFO, by no later than Friday, August 5, 2022. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than Friday, August 12, 2022 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors
/s/ Chris Nicholas
Corporate Secretary

Dated: July 28, 2022

ANNEX A

SharpLink Gaming Ltd.

Updated Directors and Officers Compensation Policy

[As approved by the Company’s shareholders on September [__], 2022]

Table of Contents

1.	Purpose of the Document and its Contents	C~~-~~2

2.	General Background	C~~-~~2

2.1	The Goals of Compensation Policy for Officers	C~~-~~2

2.2	The main governing bodies that are involved and that influence the determination of the Company’s Compensation Policy for directors and officers	C~~-~~3

2.3	The Business Environment and its Influence on the Subject of Directors’ and Officers’ Compensation:	C~~-~~3

3.	The Compensation of the Directors and Officers in view of the Company’s Values and Business Strategy	C~~-~~4

3.1	The Ratio Between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees):	C~~-~~4

3.2	The connection between business results of the Company and the Directors and Officers Compensation.	C~~-~~4

4.	Basic concepts of Company’s Compensation Policy	C~~-~~4

4.1	The Overall Compensation Policy	C~~-~~4

5.	Components of Compensation	C~~-~~6

5.1	Base Salary	C~~-~~6

5.2	Variable Compensation	C~~-~~9

5.3	Additional terms and fringe benefits	C~~-~~13

6.	Conditions for Termination of Service	C~~-~~15

6.1	Prior Notice	C~~-~~15

6.2	Termination Grant	C~~-~~16

6.3	Non-Competition	C~~-~~16

7.	Indemnification and Insurance of Directors and Officers	C~~-~~17

1.	Purpose of the Document and its Contents

The purpose of this document is to define, describe and specify the policy of SharpLink Gaming Ltd. (the “Company”) concerning compensation of Company directors and officers (as defined by the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”) (i.e., CEO, CEO’s direct reports)), the scope of compensation, its components and the manner of its determination.

The determination of the compensation policy of the Company and its publication seeks to increase the transparency of the Company’s activity as it relates to compensation of its directors and officers and to enhance the shareholders’ ability to express their views and to influence the Company’s compensation policy.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this compensation policy does not grant any rights to the Company’s directors and officers, and the adoption of this compensation policy per se will not grant any of the Company’s directors and officer a right to receive any component of compensation set forth in this compensation policy. The components of compensation to which a director or officer will be entitled will be exclusively those that are determined specifically in relation to him by the Compensation Committee, Board and General Meeting, as the case may be, and subject to the provisions of any law.

It is clarified that in the event a director or an officer receives compensation that is less than the compensation in accordance with this compensation policy, it will not be regarded as a deviation from this compensation policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2.	General Background

2.1	The Goals of Compensation Policy for Officers

The compensation policy for the Company directors and officers is intended to assist in achieving the goals of the Company and its work plans with a long term view and to ensure that:

2.1.1	The interests of the directors and officers of the Company will be as close as possible and in the closest possible conformity to the interests of the Company’s shareholders.

2.1.2	The Company will be able to recruit and retain senior managers who have the ability to lead the Company to business success and to confront the challenges the Company faces.

2.1.3	The directors and officers will be motivated to achieve a high level of business performance without taking unreasonable risks.

2.1.4	An appropriate balance will be created between the various components of compensation - fixed components vs. variable components, short-term vs. long-term, and compensation in cash vs. equity based compensation.

2.2	The main governing bodies that are involved and that influence the determination of the Company’s compensation policy for directors and officers

The governing bodies that are involved in the determination of compensation policy for the Company directors and officers are:

The Board’s Compensation Committee - R~~r~~ecommends to the Board concerning the compensation policy for directors and officers, the extension of the term of the compensation policy and its update to the extent required, approves the terms of service and employment of directors and officers, and may decide to implement exemptions from the need to receive the approval of the General Meeting, to the extent permitted under Israeli law. The Board of Directors may resolve that the Company’s Audit Committee will serve also as the Compensation Committee.

Board of Directors - Approval of the compensation policy for directors and officers, periodic examination of the compensation policy and responsibility for its update to the extent required, approval of the terms of services and employment of directors and officers following their approval by the Compensation Committee, to the extent required.

The General Meeting of shareholders - Approval of the compensation policy for directors and officers, by the required majority in accordance with the provisions of the law, as well as approval of specific terms of services and employment of directors and officers to the extent that such approval is required by law.

2.3	The Business Environment and its Influence on the Subject of Directors’ and Officers’ Compensation:

Being a public company engaged in the business of providing technology and services connecting online sports media users to online betting bookmakers, the Company faces the ongoing task of recruiting and retaining leading managers and professionals, in competition with other companies operating in the same or similar fields. As of the date of this document (~~July~~ September 202~~1~~2) there has not been any particular shortage of quality managerial manpower with expertise in the Company’s particular field of business. However, given the dynamic nature of the field, which features an increasing number of players, some of which are much larger companies than the Company, there is a concern that such a shortage may emerge during the coming years. The Company’s compensation policy is intended, inter alia, to ensure the Company’s ability to recruit and retain the quality managerial manpower that it requires for the continued and successful development of its business, considering the challenges characterizing the employment market in which it operates.

3.	The Compensation of the Directors and Officers in view of the Company’s Values and Business Strategy

3.1	The Ratio Between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees):

The Company sees a need to compensate its directors and officers for their contribution to its business success over time and having consideration for the broad areas of responsibility and authority imposed upon them.

However, given that the Company employs a relatively small number of employees, most of whom have specialized professional or technical expertise, the Company acknowledges the importance of appropriate compensation for all of the Company’s employees, and of maintaining a reasonable ratio between the overall compensation of directors and officers to the compensation of other Company employees.

The Compensation Committee and the Board examined the ratio between the terms of service and employment of each of the directors and officers of the Company and the average and median compensation of the other Company employees, and the ratio between the terms of service and employment of the directors and officers and the average and median of compensation of the other Company employees. In the opinion of the Compensation Committee and Board members, the ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation, and does not affect the labor relations in the Company. In addition, it was also resolved that the ratio between the terms of service and employment of each one of the directors and officers (excluding equity compensation) and the average and median cost of employment of the other Company employees would not exceed 10.

3.2	The connection between business results of the Company and the Directors and Officers Compensation.

The Company’s policy is that the overall compensation of the officers should be substantially influenced by the business results of the Company and by the personal contribution of each manager to the attainment of these results. To the extent that the managerial level is higher, there should be an increase in influence of business results and the personal contribution of each manager to the attainment of these results on the compensation of the manager. To that end, the higher the management level, the more substantial the relative weight attached to compensation components that are dependent upon performance will be.

4.	Basic concepts of Company’s Compensation Policy

4.1	The Overall Compensation Policy

The overall compensation of each employee and especially of the officers should be built from a number of components, so that each component rewards the employee for a different aspect of his contribution to the Company.

●	Fixed ~~b~~Base ~~s~~Salary - intended to compensate the employee for the time spent in carrying out his work for the Company and for execution of the ongoing tasks of his position on a daily basis. The base salary represents the employees’ skills on one hand (such as: experience, job knowledge, expertise, education, professional qualifications, etc.) and on the other hand, the job requirements and the scope of authority and responsibilities of the employee.

●	Social and Incidental Benefits - some of which are statutorily defined (pension savings, severance contributions, health insurance, disability insurance, vacation, sick/family leave, etc.), some of which reflect standard work market practice (such as savings in education funds in Israel while maximizing the inherent advantages for the employee in the tax benefits offered by the State of Israel) and some of which are intended to supplement the fixed salary and to compensate the employee for expenses incurred in the performance of his work (such as travel costs).

●	Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) - Is intended to compensate the employee for his achievements and contribution to the Company’s goals during the period for which the variable compensation is paid. In general, the weight ascribed to this component as a part of the total compensation package increases as the employee is in a more senior position.

●	Equity based compensation - is intended to tie between the maximization of shareholders’ value as expressed in the value of the Company’s shares in the long-term and the compensation given to managers and employees of the Company. This compensation creates proximity between the interests of the employees and managers and the shareholders, and thus assists in creating motivating and retaining the key positions holders in the Company.

In order to ensure consistency between all of the compensation components, in their deliberations for the approval of each of the components of compensation for the officer, the Compensation Committee and the Board of Directors will be presented with the entire compensation package of the officer.

4.1.1	The ratio between Components of the Overall Compensation Package of Officer and Directors

The range of the appropriate ratio between the components of the compensation package for a given year for the Company’s directors and officers is expressed in the following table.

Position	~~Fixed Salary (including accompanying conditions)~~Maximum Annual Variable Compensation in Cash*	~~Variable Compensation (cash and equity)*~~Maximum Annual Equity Based Compensation**
Chairman of the Board	~~20% -100%~~Up to 2 monthly payments	Up to 12 monthly payments~~0% - 80% **~~
CEO	~~4020% -~~ Up to9 monthly base salaries	~~15% - 80%**~~Up to 10 monthly base salaries
Officer subordinate to the CEO	~~25% - 100%~~Up to 6 monthly base salaries	~~0% - 75%**~~Up to9 monthly base salaries
CEO of US Subsidiary	~~50% - 100%~~Up to 6 monthly base salaries	~~0% - 50%~~Up to 6monthly base salaries
Outside Director	~~100%~~	In accordance with applicable Israeli regulation
Directors	~~20% - 100%~~Up to 2 monthly base salaries	~~0% - 80%**~~Up to 6 monthly base salaries

It is understood that a deviation of up to 5% above or below the rates specified will not be deemed a deviation from the compensation policy.

* The ~~planned range (ratio~~maximum amount for variable compensation in cash is based on achieving the Company’s financial targets. The actual ratio may deviate from these ranges due to actual results of the Company during a certain compensation period.

** Calculated in accordance with section 5.2.2.1. Whether paid in cash or equity.

~~** Variable compensation for these directors and officers will include equity-based compensation. These percentages will be calculated based on the cash compensation approved in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”). Deviations from these ranges will be permitted in the event all or a portion of the cash compensation approved in accordance with the requirements of the Companies Law is converted to equity compensation.~~

5.	Components of Compensation

5.1	Base Salary

5.1.1	Determination of fixed salary for officers - The fixed salary for an officer shall be determined in the course of negotiations for his recruitment to a position with the Company, to be conducted by his direct designated supervisor (for the CEO - the Chairman of the Board or person appointed by him for that purpose, for the other officers - the CEO or person appointed by him for that purpose), and will be subject to the compensation policy. The salary level shall reflect the skills of the intended officer, expertise, professional experience, achievements and the degree of suitability for the position, as well as previous employment agreements signed between the Company and the specific officer. In addition, a comparative compensation study shall be conducted with respect to the customary salary in the relevant market for similar positions in similar companies at that time.

As the officers are senior position holders, within the meaning of the Israeli Hours of Work and Rest Law, 5711-1951, the provisions of such Law shall not apply to the officers, and they shall not be entitled to compensation for work during overtime or during the weekend.

5.1.1.1	Comparison to the Market (Benchmark)

For purposes of determining the salary range for recruiting a new officer, the Company will consider the customary salary in the relevant market, based on external knowledge from an expert in the field, or based on public knowledge and information related to similar positions and companies. For purposes of the comparison, companies will be chosen that fulfill the largest possible number of the following characteristics:

●	Companies that are engaged in the same field as the Company or in as close as possible technology fields;

●	Public companies whose shares are traded in the stock exchange and their market value and/or income level and/or profitability level are close to that of the Company;

●	Companies that are in competition with the Company for management manpower in general, and for senior officers in particular;

●	Companies that employ manpower on a scale similar to that of the Company.

It is understood that comparable companies for which it is not possible to obtain reliable information regarding the salary of officers, will not be included in the comparison, even if they meet a large number of the aforementioned characteristics.

In the recruitment of officers outside of Israel, the comparison shall be made with holders of similar positions in companies in the relevant geographic market.

The comparison will encompass all of the components of the compensation package, and will include (to the extent that the information exists):

●	Customary range for base salary in similar positions (including the division within the range);

●	Customary range for annual grants;

●	Customary range for equity based compensation;

●	Customary fringe and other benefits.

5.1.1.2	Internal comparison - before determining the salary of a new officer, the internal salary gaps and their anticipated effect on labor relations in the Company as a whole and on its management will be taken into consideration, placing an emphasis on:

●	the salary gap between an officer and other officers in the Company;

●	the salary gap between an officer and the other employees of the Company;

●	if there are employees holding similar positions in the Company - the salary gap between the officer and the holders of similar positions.

5.1.1.3	Directors Salary:

The salary of outside directors will be determined in accordance with the Compensation Regulations for Outside Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations, including in view of their position as financial experts, if applicable.

Other directors may be entitled to a fixed monthly salary, as described below, and to additional payment for each meeting of the Board of Directors or the Board of Directors’ committees, in which they participate.

The directors will only be entitled to compensation that is specifically provided for in this document. In addition, directors will be entitled to reimbursement for expenses such as air travel incurred in connection with the Company’s business. Subject to receipt of required approvals, the Company may pay consultancy or other fees to directors.

~~The salary of the Chairman of the Board will be determined in accordance with the criteria set forth in section 4.1.1. As of the effective date of this Policy, the Chairman of the Board is a non-active Chairman and is one of the existing shareholders in the Company. In the event that the Company decides in the future to employ an active chairman who is not a shareholder of the Company or to change the terms of service as set forth herein, it will be presented to the Compensation Committee, the Board of Directors and the General Meeting. The maximum salary of the Chairman of the Board is $7,000 a month (excluding meeting attendance fees) together with reimbursement of expenses such as air travel in connection with the Company’s business.~~

5.1.1.4	The monthly salary/payment (excluding benefits included in this Compensation Policy under section 5.3) to be paid to each Director and/or Officer shall not exceed:

Position	Maximum*
Chairman of the Board	$5,000 (excluding meeting attendance fees)
CEO	$25,000
Officer subordinate to the CEO	$20,000
CEO of US Subsidiary	$22,000
Director (other than Outside Directors, who will be compensated in accordance with applicable regulations)	$3,500 (excluding meeting attendance fees)

It iIt is understood that a deviation of up to NIS 5,000 (or the USD equivalent) above the amounts specified will not be deemed a deviation from the compensation policy.

* In the event the officer is not an employee of the Company (e.g. in the event the officer is an independent contractor or service provider), the maximum monthly payment to such officer will be an amount equal to the cost of employment calculated based on the applicable maximum monthly base salary.

~~** The salary may be paid in U.S. Dollars or in NIS.~~

5.1.2	The Principles for Periodic Examination and Updates of Salary

In order to retain the officers in their positions in the long term, the fixed salary of the officers will be periodically examined, in comparison with the relevant market for similar position holders and in light of the business position of the Company. If necessary, a proposal for the revision of the salary of officers (or some of them) will be prepared and brought for the approval of the relevant organs in accordance with the provisions of the Companies Law.

~~5.1.2.1~~	~~Linkage to changes in price index.~~

~~The salary of the officers will not be automatically linked to changes in a price index.~~

5.2	Variable Compensation

The components of the variable compensation are intended to achieve the following goals:

●	Making part of the officers compensation contingent upon the achievement of results and business goals that, from a long term perspective, will maximize the value for the Company’s shareholders and will create a shared interest of the officers and the shareholders.

●	Increasing the motivation of officers to achieve the Company’s targets on an ongoing basis.

●	Matching some of the Company compensation expenses to its performance and increasing its financial and operative flexibility.

5.2.1	Performance-based bonus

The Company’s officers may be entitled to a performance-based bonus, which will be approved in accordance with the provisions of the Companies Law.

5.2.1.1	Principles

In the event a bonus plan is adopted for an office holder, the bonus plan shall include the following provisions:

●	The duration of the bonus plan - the duration shall be at least one year, but the Company will try to establish bonus plan for a period longer than one year, subject to the circumstances and feasibility;

●	The measurable criteria of the company or one of its segments, for calculating the bonus for an officer shall be chosen from between one or more of the following:

-	Income before tax

-	EBITDA

-	Revenues

-	Improvement in one of these parameters during a certain period

-	Compliance with pre-determined milestones

-	Productivity indices and growth in the volume of activity~~,~~

-	Cost savings~~,~~

-	Implementation and promotion of pre-determined planned projects

-	Promoting strategic targets that will benefit the Company in the future

-	Obtaining equity or debt financing

-	Completion of acquisitions or divestitures that benefit the Company

-	Securing material contracts with major target customers and partners

●	The bonus plan will determine, among other things, the chosen measurable criteria for the coming year, the targets that need to be obtained with respect to said criteria, and the amount or applicable percentage to be paid in relation to attainment of targets.

●	The determination of the maximum bonus (in terms of the maximum value of the measure for which the bonus will be paid).

The Bonus for the CEO will be based mainly ~~(at least 75%)~~ on measurable criteria as set forth below, of the types and subject to the conditions approved in advance by the requisite organs and, with respect to its less significant part (up to ~~25%~~3 monthly salaries), at the Board and Compensation Committee’s discretion, based on non-measurable criteria such as the contribution of the CEO to the Company’s business, its profitability and stability, the responsibility imposed on the officer and satisfaction with the officer’s performance; provided, however, that the entire bonus may be based on non-measurable criteria without the adoption of a bonus plan up to the cap provided in the Companies Law (currently an aggregate value of ~~variable compensation of 25% of the annual Base Salary~~3 monthly salaries).

The bonuses for officers subordinate to the CEO may be based entirely on non-measurable criteria and may be paid without the adoption of a bonus plan, subject to the provisions of Section 4.1.1.

5.2.1.2	Method of Determining the Sum of the bonus

In the event a bonus plan is adopted:

●	It will specify the method of calculation of the bonus, based on the measurable criteria selected, in accordance with section 5.2.1.1.

●	The decision about the method or basis to the bonus and the percentage may vary between officers in accordance with their position and degree of responsibility.

5.2.1.3	The Payment Process of the Bonus

In the event a bonus plan is adopted:

●	The ~~annual~~bonus amount that should be paid based on the bonus plan in reliance on annual financial measures will be reported to the Board of Directors together with the approval of the Company’s annual financial statements. The bonus shall be paid together with the officers’ first salary after the Board of Directors’ approval of the annual financial statements. In the event a bonus plan for a period exceeding one year is adopted, the bonus plan may include different payment terms.

●	The bonus amount that should be paid based on the bonus plan in reliance on implementation, promotion or achievement of pre-determined planned projects, targets or milestones may be paid upon successful completion of the specified task. Timing of the payment will be at the discretion of the Compensation Committee and Board of Directors, but will be no later than the payment for achievement of annual financial measures.

●	The Board of Directors will be entitled to reduce the bonus of an officer based on its discretion, taking into account the following factors:

-	Dissatisfaction with the overall managerial functioning of the officer

-	The departure of the officer was under circumstances that justify, based on the Board of Directors’ discretion, the denial of severance pay.

In the event a bonus plan is not adopted, as permitted by this Compensation Policy, the bonus will be subject to the approvals required by the Companies Law and may be paid as determined in such approvals.

In the event of an officer leaving during the bonus plan period, he will be entitled to a partial pro-rated bonus payment according to the period he was employed by the Company out of the total period of the bonus plan.

5.2.1.4	Special Bonus

In addition to or in lieu of bonuses paid under an annual bonus plan or the discretionary bonus set forth above, the Company may pay a special bonus to Officers and Directors due to achievements of milestones and goals determined by the Board of Directors, in accordance with the Company’s strategic business plan, including in connection with material projects under development, acquisition or disposition of material assets, financing activities and achievement of department tasks, up to a maximum of three (3) monthly base salaries per year, subject to limitations set forth in applicable law.

5.2.1.5.	Bonus Cap

The aggregate bonuses paid to an Officer or Director for a specific year (whether in accordance with an annual bonus plan, a discretionary bonus or a special bonus) will not exceed the limitations set forth in Section 4.1.1.

5.2.1.6	The Possibility of refunding or Supplementing Sums out of the bonus paid to Officers.

In the case that it may become known in the future that the bonus payment was based on an inaccurate data which will require a restatement of the Company’s financial statements, the excess payments made to the officer shall be returned by the officer to the Company or the additional required payments shall be made to officer by the Company, as the case may be, within 6 months of the publication of the restated financial statements.

5.2.2	Equity Based Compensation

As part of the overall directors and officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, the aim of which is to establish proximity of interest between the relevant directors and officers and the shareholders of the Company. Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, the Company will offer its directors and officers the option of participating in an equity compensation plan, based on the following:

5.2.2.1	Tools of Equity Compensation

Subject to having received the approvals required under the Companies Law, the Company will consider offering its directors and officers to participate in the allocation of options to acquire the Company’s shares. The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the officers are employed. For officers employed in Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The option grants presented for approval shall include the following details:

●	The maximum number of options to be granted.

●	The value of the equity-based compensation per year~~, for each officer, shall not exceed the following: for the CEO, $900,000 (and the options granted to the CEO will not represent more than an aggregate of 3% of the Company’s share capital on a fully-diluted basis); for officers subordinated to the CEO, $450,000 (and the options granted to each such officer will not represent more than an aggregate of 1.5% of the Company’s share capital on a fully-diluted basis); for directors, $150,000 (and the options granted to each such director will not represent more than an aggregate of 0.17% of the Company’s share capital on a fully-diluted basis); and shall be in compliance with the ratio~~ shall not exceed the amounts stipulated in section 4.1.1.

The value of securities granted as equity-based compensation, shall be calculated based on information known as of the date of the Board’s decision regarding the grant of such securities. In the case of equity-based compensation payable in cash (e.g. phantom options), the value shall be calculated at the actual payment date.

For purposes of calculating the value of equity compensation for a specific year under section 4.1.1, the value of equity compensation will be pro-rated over the vesting period such that the value attributed to a specific year will be the value at the time of grant multiplied by the percentage of the equity compensation that becomes exercisable during such year. This calculation will exclude the value of option grants made prior to the adoption of this updated Compensation Policy, which were calculated and accounted for under the terms of the previous Compensation Policy (i.e., the entire value was attributed to the year of grant).

●	The exercise price of the options will not be lower than the known closing price in the NASDAQ market at the date of grant.

●	The allocation of options between the various optionees and the existence of reserves for grants to officers who may join the Company during the period of the plan.

●	The vesting period of the options granted to officers shall not be less than two years, except in the event of a signing grant to a new CEO, for which the vesting period may be shorter. The vesting period of options granted to directors shall not be less than one year.

●	The possibility of defining the maximum value for exercising of an option.

●	The possibility of conditioning the vesting of part or all of the options of some of the optionees, upon the achievement of predetermined performance goals.

●	The expiration date of the options shall not be shorter than a year after the vesting date of each portion and shall not be longer than ten years after the grant date.

●	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company’s control.

5.2.2.2	Option Grants

Subject to the approvals required under the Companies Law, the Company will consider grant of options to purchase shares of the Company to certain directors and officers, pursuant to the provisions of the approved option plan.

When a new officer joins the Company during the period of an option plan, the Company will consider granting options to the joining officer out of the existing reserve in the option plan.

The Company will be able to allocate options to directors and to an active Chairman of the Board, and in accordance with the provisions of law that are applicable on the grant date. An allocation to directors shall be approved in accordance with the provisions of the Companies Law, and shall be carried out in accordance with the provision of the standard options plan of the Company, and from out of the existing reserve in the option plan.

5.2.2.3	Option Exercises

With the vesting of each portion of the options granted, each director and officer will be entitled to exercise the vested options at his disposal.

~~5.2.2.4~~	~~Summary of maximum amounts/ value for variable compensation components:~~

~~☐~~	~~Performance-based bonus – shall not exceed 8 monthly salaries, in the case of the CEO, or 6 monthly salaries, in the case of other executive officers.~~

~~☐~~	~~Equity Based Compensation: the aggregate value of annual grants of securities to any of the Officers or Directors as of the date of grant (based on the Black & Scholes formula or another accepted formula as determined by the Board of Directors) shall not exceed $900,000.~~

5.3	Additional terms and fringe benefits

5.3.1	Pension Contributions

Only to the extent required by law applicable to the employment of the specific officer, the Company will contribute its portion of pension fees to a pension fund (or a number of pension funds) or to an alternative pension arrangement.

The Company may insure the officers for loss of working capacity, either as part of the officers’ membership in a pension fund or with an alternative insurance policy. The Company’s contributions to the insurance of loss of working capacity shall not exceed 2.5% of the fixed salary of the officer.

For an officer employed in the United States, the Company may make a contribution of up to 5% of the contribution of the officer to the Company’s 401(k) Plan.

5.3.2	Medical Insurance Coverage

The Company will pay for medical insurance (that also includes coverage for dental treatment) for the officer and his or her immediate family members.

5.3.3	Mobile Phone

The Company will place a mobile phone at the officer’s disposal for his business and personal use, to be chosen by the Company. To the extent technically possible, the officer will be able to use a mobile phone that is in his possession and the Company will pay the cost of use of the mobile phone (not including the cost of the mobile phone itself).

The officer will be liable for any tax that may be applicable to the use of mobile phone at the Company’s expense.

5.3.4	Expenses and incidentals

The officer will be entitled to participate in an arrangement for meals during work hours and to reimbursement of expenses as stipulated in the work procedures pertaining to all of the Company’s employees. The Company may agree to reimburse the CEO for private or social club dues in an amount not to exceed $1,000 per month.

The officer will be liable for any tax that applies to a benefit stemming from this right.

5.3.5	Annual Vacation

An officer will be entitled to an annual vacation and to accumulate it as per the scope indicated in the annual vacation charts in the Company’s procedures (or in accordance with the Israeli Annual Leave Law, if these charts are not included in the Company’s procedures).

5.3.6	Sick Leave

An officer based in Israel will be entitled to be absent from work by reason of illness in accordance with the provisions of the Israeli Sick Pay Law. An officer will be entitled to full payment for the days during which he was absent from work due to illness, commencing on the first day of absence.

5.3.7	Convalescence pay

An officer in Israel shall be entitled to the payment of convalescence pay in accordance with the Israeli Convalescence Pay Law.

5.3.8	Other Compensation and Benefits Required by Law

In the event any law, regulation or ordinance applicable to any officer, director or employee of the Company requires that the Company offer any compensation or other benefit to an officer, this policy shall be deemed to permit such compensation or benefit to be conferred upon such officer.

6.	Conditions for Termination of Service

6.1	Prior Notice

An officer may be entitled to a prior notice period in accordance with the following table:

Position	Early Notice Period
CEO	3 months
Officer subordinate to the CEO	2-6 months

The prior notice period for each officer shall be approved in accordance with the approvals required under the Companies Law.

During the prior notice period, the officer will be required to continue the fulfillment of his duties, unless the Company specifically releases him from that obligation, and in that case he will be entitled to all of the terms of his employment, with no changes, during that period.

6.2	Termination Grant

The Company may provide its officers a termination grant which shall not exceed the scale specified in the table below:

Level	Termination Grant
CEO	up to 3 months
Officer subordinate to the CEO	up to 2 months

Termination grants shall be approved for an officer who meets all of the following conditions:

●	He was employed by the Company for at least two years.

●	During his employment period he substantively contributed to the promotion of the Company’s business as specified in the document presented to the Compensation Committee.

●	The officer’s termination does not involve circumstances that, according to the Compensation Committee’s judgment, justify the denial of severance pay.

●	The Company’s CEO (or the Chairman of the Board in the event of a departing CEO) recommended the payment of a termination grant.

The inclusion of a section in the employment agreement that provides for payment of a termination grant will be presented for the approvals required under the Companies Law. For the removal of any doubt, such section will not provide for payment of a termination grant that deviates from the aforementioned conditions.

The termination grant will be paid on the date of the termination of employment and will be equivalent to the base salary of the officer multiplied by the number of months as specified in the chart above and as approved, without any additional components.

6.3	Non-Competition

The officers will provide a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than one year from the termination date of their employment by the Company.

7.	Indemnification and Insurance of Directors and Officers

The directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by the Company subject to receipt of approvals required under the Companies Law. The Company grants, and will continue to grant, letters of indemnification to directors and officers, subject to the receipt of approvals required under the Companies Law.

The Company is authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and Officers that are currently in office and that shall be in office from time to time, including directors and Officers that may controlling shareholders or affiliated therewith, within the following limits: the maximum aggregate coverage of liability pursuant to the policies shall be not more than US$15 million for each year, including coverage for both the Company and officers and directors directly (e.g., so called “Side A” coverage). The Compensation Committee shall be authorized to increase the coverage purchased, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. The authority to approve the purchase of such insurance policies shall be vested by the Company’s Compensation Committee, provided that the premium for each policy, the maximum deductible and the terms of the contract are consistent with market conditions and will not materially affect the Company’s profits, property or liabilities.